E-Dispatch Inc.
                                800 Bellevue Way
                                    Suite 400
                               Bellevue, WA 98004


September 1, 2009

Mr. Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549


Re: E-Dispatch Inc.
    Form 8-K filed August 7, 2009
    File No. 333-151212

Dear Mr. Littlepage:

We are writing in response to your comment letter dated August 11, 2009, in connection with the above-referenced filing.

     1. We have revised our disclosure and filed an amended 8-K to ensure that includes all of the required of ITEM 304 of Regulation S-K, and specifically covers subsequent periods to the date of dismissal rather than just subsequent periods.

     2. We have filed a new Exhibit 16 letter from the former independent accountant under which they acknowledge their agreement with the revised disclosure in the Form 8-K/A.

We also acknowledge that:

     1. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;


/s/ Roderick Macutay
---------------------------------
Roderick Macutay
President, Treasurer and Director